Exhibit 99.1

Ballard Receives PO From Anglo American for 900kW of Fuel Cell Modules to Support Mining Truck Demonstration Project

VANCOUVER, Oct. 29, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced receipt of a purchase order for 9 of its FCveloCity®-HD 100 kilowatt (kW) fuel cell modules from Anglo American's platinum business (www.angloamericanplatinum.com), the world's largest platinum group metals mining company and a strategic investor in Ballard.

An Ultra-class heavy duty mining truck will be retrofitted with 800kW of Ballard fuel cell modules for a planned demonstration project in 2020 (CNW Group/Ballard Power Systems Inc.)

A total of 8 of the FCveloCity®-HD modules will power a retrofitted Ultra heavy duty mining truck in a demonstration project during 2020 at one of Anglo American's mining operations in South Africa (with the final module maintained as a spare). Following this, Anglo American expects to deploy similar trucks, each with megawatt (MW) scale fuel cell power, at other operations around the world.

Rob Campbell, Ballard's Chief Commercial Officer said, "This mining truck demonstration with Anglo American is another significant example of fuel cells offering a value proposition in Heavy Duty Motive applications. Mining trucks exhibit all the critical needs addressed by Ballard technology in our key bus, commercial truck, train and marine vessel markets, including: zero-emissions; extended range; rapid refueling; and heavy payload capability. We are very excited to now provide a zero-emission mining solution in support of Anglo America's environmental and broader sustainability plans."

Julian Soles, Anglo American's Head of Technology Development, Mining and Sustainability added, "We have a longstanding commitment as a leader in responsible mining, with numerous examples of our progressive business decisions across many decades. We look forward to working with Ballard to deliver this important step-change technology, which is part of our plan to create a smart energy mix that moves us closer towards our carbon and energy targets for 2030 and, ultimately, our vision of operating a carbon-neutral mine."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

About Anglo American
Anglo American is a leading global mining company and our products are the essential ingredients in almost every aspect of modern life. Our portfolio of world-class competitive mining operations and undeveloped resources provides the metals and minerals that enable a cleaner, more electrified world and that meet the fast growing consumer-driven demands of the world's developed and maturing economies. With our people at the heart of our business, we use innovative practices and the latest technologies to discover new resources and mine, process, move and market our products to our customers around the world – safely, responsibly and sustainably. As a responsible miner – of copper, platinum group metals, iron ore, coal and nickel – we are the custodians of what are precious natural resources. We work together with our business partners and diverse stakeholders to unlock the sustainable value that those resources represent for our shareholders, the communities and countries in which we operate, and for society as a whole. Anglo American is re-imagining mining to improve people's lives. www.angloamerican.com

This release contains forward-looking statements concerning planned product deployments, provision of services, market adoption and customer value proposition for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 29-OCT-19